Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Kobex Minerals Inc. (the “Issuer”)
(formerly IMA Exploration Inc.)
#1700 - 700 West Pender Street
Vancouver, BC  V6C 1G8
Phone:  (604) 688-9368

2.	Date of Material Change

June 21, 2012

3.	Press Release

The press release was released on June 21, 2012 through various approved public media and filed with the TSX Venture Exchange, the NYSE MKT Exchange and the British Columbia, Alberta, Ontario Securities Commissions and the Autorité des marchés financiers in Quebec.

4.	Summary of Material Change(s)

The Company announced the results of the Company’s AGM held on June 20, 2012 that the shareholders approved all motions put forth at the meeting.

5.           Full Description of Material Change

See attached news release.

6.           Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable

7.	Omitted Information

Not Applicable

8.	Executive Officer

Alfred Hills
President & Chief Executive Officer
Phone: (604) 688-9368

9.	Date of Report

June 22, 2012

1700-700 West Pender Street Vancouver, BC V6C 1G8 Canada Tel: (604) 688-9368 Fax: (604) 688-9336 www.kobexminerals.com TSX-V: KXM ïNYSE-MKT: KXM

NEWS RELEASE

Kobex Announces Results of AGM

Vancouver, BC – June 21, 2012 – Kobex Minerals Inc. (“Kobex” or the “Company”) (TSX.V:KXM, NYSE MKT:KXM,) is pleased to announce the results of the Company’s Annual General meeting of Shareholders (“Meeting”) held in Vancouver, British Columbia on June 20, 2012.  The shareholders approved all motions put forth at the Meeting including the re-appointment of KPMG LLP, Chartered Accountants, as the Company’s independent auditors, and the confirmation of the Company’s Stock Option Plan.

The shareholders re-elected Roman Shklanka, Alfred Hills, James O’Rourke, Alexander Davidson, and Michael Atkinson to the Company’s Board of Directors.

Kobex is a Vancouver- based publically traded mineral exploration company and is well funded with about $37 million of cash on hand and a similar amount in working capital.  The Company is seeking to acquire advanced projects that meet its criteria of established resources, competitive costs, and significant exploration potential.  The Company also holds the Mel and Barb zinc/lead properties near Watson Lake in southeast Yukon, and recently announced an exploration program at the Mel for the 2012 summer field season.  The Company is continuing to review its alternatives for these properties in view of forecasts for strengthening zinc markets in the medium term, the exploration potential for the Mel and Barb, and their relatively favourable location in the Yukon.

For further information contact:
Kobex Minerals Inc.
Alfred Hills, President
Tel: 604-688-9368 / Fax: 604-688-9336
investor@kobexminerals.com

On behalf of the Board of Directors
KOBEX MINERALS INC.

“Alfred Hills"
Alfred Hills, President and CEO

The TSX Venture Exchange and the NYSE MKT have not reviewed and do not accept responsibility for the adequacy or accuracy of this news release.